Marc O. Williams +1 212 450 6145 marc.williams@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

June 5, 2023

Re:	UBS Group AG

Amendment No. 2 to

Registration Statement on Form F-4

Filed May 23, 2023

File No. 333-271453

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

On behalf of our client, UBS Group AG (“UBS Group AG”), this letter sets forth UBS Group AG’s responses to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) relating to UBS Group AG’s Amendment No. 2 to Registration Statement on Form F-4 (the “Second Amended Registration Statement”) contained in the Staff’s letter dated May 26, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, UBS Group AG has revised the Second Amended Registration Statement and is filing Amendment No. 3 to the Registration Statement on Form F-4 (the “Third Amended Registration Statement”) together with this response letter. The Third Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to page numbers and captions in the Third Amended Registration Statement.

Second Amended Registration Statement on Form F-4 filed May 23, 2023

Prospectus Summary

Conditions to the Transaction, page 20

1.	Refer to your response to comment 1. Please clarify the following regarding the liquidity assistance measures described here and on pages 42 and 43:

•	the nature of the assets that collateralize the amount currently drawn under the emergency liquidity facility and the relevant interest rate(s);

Response:	UBS Group AG respectfully advises the Staff that the various facilities under the emergency liquidity assistance from the SNB are as follows: (i) up to CHF 38 billion of the emergency liquidity assistance from the SNB (“ELA”), which bears interest at the current SNB policy rate of 1.50% plus 0.50% per annum and can either be secured by eligible Swiss residential and commercial mortgages or other eligible securities; (ii) up to CHF 10 billion of the Liquidity-Shortage Financing Facility from the SNB (“LSFF”), which bears interest at the current SNB policy rate of 1.50% plus 0.50% per annum and is secured by pre-positioned collateral generally eligible for borrowings at the SNB mainly consisting of high-quality liquid assets (HQLA) eligible securities; (iii) up to CHF 50 billion of ELA+ from the SNB available to Credit Suisse, which bears interest at the current SNB policy rate of 1.50% plus 3.00% risk premium per annum and is not secured by collateral but is secured by preferential rights in bankruptcy proceedings; and (iv) up to CHF 100 billion of the PLB liquidity assistance loans to Credit Suisse, which bear interest at the current SNB policy rate of 1.50% plus 3.00% risk premium per annum, with an additional facility access fee of 0.25% per annum irrespective of the drawn amount, and is not secured by collateral but is secured by preferential rights in bankruptcy proceedings and a federal default guarantee. UBS Group AG may borrow under the ELA according to available eligible collateral and up to CHF 50 billion of ELA+, but has not made any borrowings under these facilities. In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 20 and 43-44 of the Third Amended Registration Statement.

•	with respect to the amounts drawn currently under the emergency liquidity assistance, the approximate percentage guaranteed by the Swiss confederation;

Response:	UBS Group AG respectfully advises the Staff that only borrowings from the PLB (and not from the ELA or the ELA+) are guaranteed by the Swiss confederation.

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whether Credit Suisse and UBS Group AG may each borrow up to CHF 100 billion under the ELA+ or whether the amount drawn by Credit Suisse and UBS Group AG will be aggregated together such that the total amount may be no more than CHF 100 billion. In this regard, we note your disclosure on page 20 that refers to “up to CHF 100 billion of ELA+ from the [Swiss National Bank] provided to Credit Suisse and UBS Group AG”;

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 20 and 43-44 of the Third Amended Registration Statement to clarify that the CHF 100 billion available under the ELA+ is in the aggregate for both Credit Suisse and UBS Group AG, and each of Credit Suisse and UBS Group AG may borrow up to CHF 50 billion of ELA+. UBS Group AG has not made any such borrowing.

•

whether only Credit Suisse may borrow under the PLB. In this regard, we note your disclosure on page 20 that states that “Credit Suisse also has the right to access . . . up to CHF 100 billion from the PLB”; and

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 20 and 43-44 of the Third Amended Registration Statement.

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whether pursuant to the PLB, Credit Suisse must pay to the Confederation a risk premium of 1.5% per year of the amount actually drawn, in addition to the commitment premium for the default guarantee of 0.25% per year of the amount of CHF 100 billion and interest payable to SNB. In addition, on page 43, clarify that by “SNB policy rate” you are referring to the publicly available rate on the Swiss National Bank website at https://www.snb.ch/en/iabout/stat/statpub/zidea/id/current_interest_exchange_rates#t 2. In this regard, we note your disclosure on page 43 that borrowing under the ELA+ and PLB bear interest at the “SNB policy rate” plus 3% per annum.

Response:	UBS Group AG respectfully advises the Staff that Credit Suisse must pay a 3.00% risk premium per annum evenly split between the SNB and the Confederation (in other words, 1.50% to the Confederation and 1.50% to SNB) in addition to the current SNB policy rate of 1.50%. Further, Credit Suisse must pay the Confederation a 0.25% per annum facility access fee for the PLB irrespective of the drawn amount. In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 4, 20 and 43-44 of the Third Amended Registration Statement.

Risk Factors

If the Special Ordinance is not transposed into ordinary Swiss law . . ., page 26

2.

Refer to your response to comment 6. We note the description on page 19 of the separate arrangements with FINMA “regarding adjustments or transitional measures to the combined company’s prudential requirements, risk-weighted assets, calculations and other capital measures.” Please revise to separately identify each of the requirements and measures under negotiation, and explicitly state whether the lapse of the Special Ordinance would make the benefits of the Loss Protection Agreement or FINMA’s “adjustments or transitional measures” unavailable after September 17, 2023 as well as the resulting material impacts to the combined company. We note your disclosure that “specific measures that were taken on the basis of the Special Ordinance, including the existing ELA+ and PLB provided to Credit Suisse, will continue to apply.” Please balance this statement by disclosing any material uncertainties as to whether such measures would continue to apply. Finally, please revise your disclosure here and in the Prospectus Summary section to state that any additional loss sharing agreement, including the profit sharing and loss agreement disclosed on pages 43 and 44 would require an approval by the Swiss Parliament in the ordinary legislative procedure and was not included in the Special Ordinance, as indicated in your response to prior comment 6.

Response:

In response to the Staff’s comment, UBS Group AG has revised the disclosure on pages 15-16, 19-20, 25-26, 45, 49-50 and 63 of the Third Amended Registration Statement.

With respect to the Staff’s comment on the requirements and measures under negotiation with FINMA, UBS Group AG added additional disclosure with respect to FINMA’s rulings that have been issued. FINMA has confirmed that (i) increases in UBS Group’s prudential capital surcharge based on market share in Switzerland and total exposures will, in general, be phased in beginning after the end of 2025 with the phase in path to be determined based on an integration plan to be developed by UBS Group, (ii) UBS Group may temporarily continue to apply certain capital and liquidity rulings previously provided to Credit Suisse, (iii) UBS Group AG may reflect some accounting-related adjustments to temporarily compensate for unintended impacts of interest rate driven fair value adjustments on certain held-to-maturity portfolios, (iv) each of UBS Group AG and Credit Suisse AG may temporarily continue to use their respective existing rules and models for calculating risk-weighted assets and (v) supervisory expectations for liquidity coverage ratios to be maintained by UBS Group AG and each Swiss banking subsidiary. The ruling described in (iii) will be reduced over time until June 30, 2027. The duration of the ruling described in (iv) will be determined by FINMA based on UBS Group’s plans for integrating risk models. UBS Group AG expects discussions with FINMA related to other capital and liquidity topics to extend after completion.

UBS Group AG respectfully advises the Staff that due to the detailed and highly technical nature of these requirements and measures related to Swiss capital requirements, it would not be meaningful to investors to provide further granular detail of the points that remain under discussion with FINMA. Indeed, any such an attempted description of technical capital items currently under discussion with FINMA could be misleading. However, UBS Group AG confirms that if the discussions with FINMA result in developments related to such requirements and measures that are material to UBS Group AG, then such material developments will be described in an amendment to the registration statement or as a prospectus supplement, as applicable, to the extent agreed to prior to completion of the transaction or, if agreed following completion of the merger, in subsequent reports in accordance with UBS Group AG’s Swiss and SEC reporting obligations.

UBS Group AG further advises the Staff that UBS Group AG expects that the adjustments and/or transitional measures will be effected by way of interpretations and rulings by FINMA under its ordinary statutory and supervisory authority. As such, FINMA would not rely on the Special Ordinance, and the effectiveness of such adjustments and/or measures is not dependent on the enactment of the Special Ordinance into ordinary law.

Background and Reasons for the Transaction, page 41

3.

Refer to your response to prior comment 3 and to the penultimate paragraph on page 42 where you discuss support from the Government Representatives as an issue to be addressed when UBS Group AG indicated that it was prepared, in principle, to undertake the transaction. Please further revise your disclosure to describe the specific “requested adjustments or transitional measures” to the prudential requirements and other capital interpretations as referenced on page 29. In addition, we note your disclosure on page 47 that “[t]o the extent any of the . . . other measures are material and are finalized prior to the effectiveness of the registration statement, UBS Group AG will disclose such material terms in an amendment to the registration statement and any material contracts entered into prior to effectiveness of the registration statement will also be filed as exhibits in a pre-effective amendment to the registration statement.” Please revise to describe the “other measures.”

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure on pages 15-16, 19-20, 25, 45, 49-50 and 63 of the Third Amended Registration Statement. UBS Group AG respectfully advises the Staff that, for the reasons noted above in response to comment 2, inclusion of further detail on this topic is not practical or material and that the current enumeration of the areas where interpretations or rulings have been issued is sufficient to inform investors of the material substance of the request. UBS Group AG confirms that if the discussions with FINMA result in developments related to such requirements and measures that are material to UBS Group AG, then such material developments will be described in an amendment to the registration statement or as a prospectus supplement, as applicable, to the extent agreed to prior to completion of the transaction or, if agreed following completion of the merger, in subsequent reports in accordance with UBS Group AG’s Swiss and SEC reporting obligations.

Explanatory notes on pro forma condensed combined financial information

Note 3: Transaction accounting adjustments, page 80

4.

Refer to your response to comment 13. If true, please revise to clarify that there were no material differences in the transaction accounting adjustments for accrual-accounted financial instruments using valuation inputs and assumptions as of December 31, 2022 as compared to March 31, 2023. Alternatively, please revise to use valuation inputs and assumptions as of March 31, 2023 for all fair valued financial instruments and other assets and liabilities, consistent with the requirements in 11-02(a)(6)(i)(1) of Regulation S-X.

Response:	In response to the Staff’s comment, UBS Group AG has revised the disclosure accordingly on pages 80 and 82-83 of the Third Amended Registration Statement.

General

5.

We note your response to the penultimate bullet of prior comment 1. Although you do not expect any material developments with respect to the separate arrangements or other measures to happen between effectiveness of the registration statement and completion of the transaction, please confirm if any material developments do occur during that time period you will file prospectus supplements under Rule 424(b) reporting them, including any event that is also reported on an current or periodic report filed as required by the Exchange Act.

Response:	UBS Group AG confirms that if any material developments with respect to the separate arrangements or other measures take place between effectiveness of the registration statement and completion of the transaction, such material developments will be described in prospectus supplements to be filed by UBS Group AG under Rule 424(b), including any event that is also reported on a current or periodic report filed by UBS Group AG as required by the Exchange Act.

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Should any questions arise, please do not hesitate to contact me at (212) 450 6145 (tel) or marc.williams@davispolk.com, John B. Meade at (212) 450 4077 (tel) or john.meade@davispolk.com, or Evan Rosen at (212) 450 4505 (tel) or evan.rosen@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Marc O. Williams

cc:

Sergio P. Ermotti, Group Chief Executive Officer

David Kelly, Managing Director

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